Via Facsimile and U.S. Mail
Mail Stop 03-09

      									      March 1,
2005


Zuber Jamal
President and Director
NSM Holdings, Inc.
Suite 210D
8351 Alexandra Road
Richmond, British Columbia, V6X 3P3
Canada

Re:	NSM Holdings, Inc.
	Amendment No. 1 to the Registration Statement on Form SB-2
      Filed February 2, 2005
	File Number 333-120993

Dear Mr. Jamal:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please supplementally explain why the URL http://www.northernstarmall.com does not direct you to a website where consumers can purchase the products described in your registration statement. Additionally, why does the website state, "[t]his domain was recently acquired by Pool.com.

3. In addition, since it appears the above referenced website is no longer functional, please tell us how you are continuing to run your operations as you have disclosed in the document that you are in the e-commerce business and provide products primarily through your website. We may further comments.
4. Do you intend to update this prospectus to keep it current for the benefit of the selling shareholders after the expiration of the primary offering?
5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

6. Throughout your entire document, you reference "directors" and "officers." It is our understanding that you only have one officer who also services as your sole director. Please revise your entire document to accurately reflect you only have one officer who is also your director. For example, we note in your MD&A section you make several references to "officers" and "directors." Please revise your disclosure accordingly.
Registration Statement Cover Page
7. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

Cover Page
8. Please revise the third line where you disclose the number of shares of common stock to say "up to 3,445,000 shares of common stock."
9. We note your disclosure that "[t]he selling stockholders, other than NSM`s president, will offer or sell shares of NSM`s common stock at $0.10 per share unless and until the offering price is changed by subsequent amendment to this prospectus, or when NSM`s shares of common stock become listed or quoted on a securities market." Please supplementally tell us if you have started the application process to list or quote your securities on a securities market and when you expect to commence listing or quoting on such market.

Summary, page 5

10. We note your disclosure that you offer "unique products to the internet consumer" through your website. This disclosure seems inconsistent with your disclosure in the risk factor on page 7 entitled "Failure to successfully compete in the e-commerce industry with established . . . ." that provides you have many established
e-
commerce companies that provide similar services as you. Please revise your disclosure or advise us.

Risk Factors

11. Please include a risk factor discussing whether or not you carry insurance to cover events such as product liability claims, etc. Should you have product liability or general business coverage, please disclose the coverage amount, if you do not have insurance currently, so state.
12. Given that you have one shareholder who owns approximately 87% of the equity stock of NMS, please add a risk factor that discusses the risk and potential consequences to your market price of future sales of by this individual. In your discussion, please include the number of your presently outstanding shares, the number that is freely tradable and the number that is subject to Rule 144. In addition, please disclose the number of shares you have currently registered for resale by this individual as a selling shareholder.
13. Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

NSM lacks an operating history and has losses that it expects to continue ..., page 6
14. We note your disclosure that you intend to incur expenses associated with the development and operation of your website. Please quantify the amount of expenses you expect to incur in the next 12 to
18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.



NSM is relatively new to the internet marketplace and its future profitability ..., page 7
15. Many of the factors included in this risk factor warrant separate risk factor disclosure. To the extent that these factors have been discussed as separate risk factors, delete them from this discussion.
To the extent that they have not been discussed as separate risk factors, please consider including separate risk factor discussions addressing them.

Failure to successfully compete in the e-commerce industry with established ..., page 7
16. Please revise to provide an estimate of the number of competitors and your competitive position. If a small number of competitors are dominant in the industry, then identify them.

Failure to introduce new products and services in a timely and acceptable ..., page 7

17. This risk factor appears to be duplicative with the risk factor
entitled "NSM is relatively new to the internet marketplace and its
future . . . ." on page 7.  The disclosure of developing content in
the preceding risk factor is similar to your discussion of introducing new products, services, and industry standards here. Please consolidate these two risk factors eliminating any duplicative information.

Since NSM`s success depends upon the efforts of Zuber Jamal, the key
...., page 8
18. Please disclose that you do not have an employment agreement with
Zuber Jamal. In addition, please disclose if you maintain a key man life insurance policy for him.

19. Please disclose that you currently have no full or part-time employees for NSM Holdings, Inc. or its wholly-owned subsidiary
Northern Star Distributors, Ltd.

Since NSM relies on one provider to host its website, NSM`s technical systems ..., page 8

20. We note your disclosure that you are dependent on one provider to host your website. Please identify the provider in this risk factor and to the extent you have any formal agreements with this provider, please disclose the material terms of the agreement in your Business section. You should also file the agreement as an exhibit to your registration statement.

21. We also note your disclosure that if your one provider fails to provide services to your systems that you would be unable to maintain your website availability. Please indicate if you have historically experienced any instances where this provider was not able to maintain your website and therefore, your operations were materially affected. In addition, as we previously noted to you, it appears your website www.northernstarmall.com is not currently functional. Does this have anything with you your website provider? If so, please so disclose in this risk factor and its impact, if any and material, on your operations.

NSM operates in a highly regulated industry and compliance
failures
...., page 8

22. Please make this risk factor more specific by identifying the laws that are of particular concern. For example, which laws are especially difficult for your business to comply with. Please also provide similar disclosure in your Regulation section of the document.

23. As currently worded, this risk factor could apply to any issuer or any offering. Particularly with regard to your discussion of taxation, if you keep this section of the risk factor, please revise it so it describes your situation more specifically.

Security of online transactions via the Internet and any security breaches will have ..., page 9
24. If you have experienced any of the problems you describe in this risk factor, please revise to describe these difficulties and their impact on your business, if material.

Because NSM`s sole officer and director will own more than 50% of the outstanding ..., page 9

25. Please revise your caption and the discussion to state that these provisions may also lead to the entrenchment of management.

Subscribers to this offering will suffer immediate and substantial
...., page 9
26. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

"Penny Stocks" rules may make buying or selling NSM`s shares of common stock ..., page 10

27. Please disclose why trading in NSM`s shares may trigger the "penny stock" rules.

Use of Proceeds, page 10

28. Please add a statement to the last paragraph on page 10, which states you will amend the registration statement by post-effective amendment if there are any material changes to application of your net proceeds.
29. You indicate that use of net proceeds will be used repay debt to management for any loans made to NSM. Please revise to set forth the interest rate and maturity of the indebtedness you intend to repay.
If this indebtedness was incurred within one year, describe the use of the proceeds of this indebtedness. Please also provide disclosure in your Certain Relationships and Related Transactions section of the document.

Plan of Distribution, page 14
30. Please note that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new owners` securities can be traced to those covered by this registration statement.

Please confirm this understanding to us. In addition, please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

31. We note your statement, "NSM intends to sell its shares outside the United States of America only." This statement seems to be inconsistent with your disclosure on the cover page that you intend to make the offering "both inside and outside the United States." Please revise your entire document to provide consistent disclosure or advise us. In addition, to the extent you only intend to make the offering outside the United States, please supplementally explain the purpose for filing this registration statement and to which shares, the primary offering or resale by selling shareholders, does this comment apply. We may have further comments.

32. Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
33. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.


Management, page 18

34. Please include a discussion of Zuber Jamal`s conflict of interest and his employment with Microcap E-mail to. al in the risk factors section of the prospectus.

Description of Capital Stock, page 20
35. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

36. Please indicate if you have any preferred shares outstanding.
If
so, please indicate the amount outstanding.

Description of Business, page 21

37. Throughout the "Description of Business section, you include statements which need additional explanation or revision using more objective language. In particular, you should revise your descriptions of the following:
a. "The products are priced competitively and offered through a state-of-art website" (page 21);
b. "NSM sells nautical themed artwork from such renowned artists as
Robin Brooks of the United Kingdom" (page 22);
c. "NSM also plans to provide a level of service that provides a human element to any transaction and creates goodwill with each website visitor" (page 22);
d. "The products are offered through a user-friendly interface and secure website" (page 22);
e. "NSM has developed strategic alliances to market its maritime products by taking advantage of their extensive North American distribution networks" (page 22); and
f. "Considering the tremendous impact that ships and marine history have made in the global culture as a way of life, management believes that NSM`s website will attract all nationalities and genders" (page
23).





General, page 21

38. We note your statement that "[t]he website is fully functional and operational." As previously noted, it does not appear your website is currently functional. Please revise your disclosure and elsewhere in the document where you provide similar disclosure.

39. We note your statement, "[m]anagement has created and is continuing to create distribution relationships with other suppliers of marine themed products." Please identify with whom you have created distribution relations, if such relationships are material to your operations. Additionally, to the extent you have any formal agreements, please file these agreements as exhibits, and discuss the material provisions of the agreements. Your discussion should include:

	?	All material rights and obligations of the parties to
the
agreement;
			?	Duration of the agreement;
      ?????Payment terms;
   ?????Termination provisions, including consequences of early termination; and
      ?????Any other terms that may be considered material.

40. In addition, to the extent you rely on any distribution relationship with other suppliers of marine themed products, please consider adding a risk factor discussing the risks and consequences stemming from your reliance on such relationships. In the alternative, please tell us why such a risk factor is unnecessary.

Distribution of Products and Services, page 22

41. Please indicate approximately what percentage of your revenue is derived from sales stemming from your website, strategic alliances, direct wholesaling to retailers and on Ebay.com.

Northernstarmall.com Website, page 22

42. Please give us the basis for your claim that "[t]he nature of NSM`s products, the demographics of potential customers, and their need to source specific marine items makes e-commerce a very suitable mode of providing product information to NSM`s customers and promoting distribution and sales of NSM`s products.

Strategic Alliances, page 22

43. You reference strategic alliances with the Maritime Museum and the Model Ship Museum. Please describe the material terms of any agreements you have with such entities in this section. You should also file the agreements as exhibits to your registration statement.

44. You also state that your relationships with Maritime Museum and
Model Ship Museum are two examples of successful relationships that have been developed. Please elaborate on your disclosure of these companies by indicating when you commenced relationships with each entity and the reasons you believe your relationship with both entities are successful.

45. Please supplementally advise us if you have had any
discussions
with the search engines and websites listed on page 22.  If you have
only identified them as suitable for your products but have not had
discussions, please remove the names of these entities and refer to
them generally.   Please also make similar revisions to the
section
of your document entitled "Phase 4-Develop strategic alliances," on page 29.

Ebay.com, page 23

46. Please indicate if you have commenced selling efforts on Ebay.com. If not, please indicate the approximate timing of when you expect to do so.

Market, page 23

47. Please disclose the size of your target market in dollar terms.
To the extent you use information derived from third party sources, please also provide us with a marked copy of the documentation to support your statement.

Competition, page 23

48. Please disclose the names of your principal competitors and to the extent easily obtainable their respective shares of your target market.

49. Please replace the word management with Zuber Jamal in the third point at the bottom of page 23, as he is the only employee of the company.

Regulations, page 24

50. You disclose a more detailed description of regulations you are
subject to you in the risk factor entitled "NSM operates in a highly
regulated industry and compliance failures . . . ." on page 8 of your
document. Please revise your Regulations section to provide similar disclosure.

Management Discussion and Analysis or Plan of Operation

51. We note your disclosure that you are unable to determine how long
NSM can satisfy its cash requirements on page 25.   We also note
your
disclosure on 28 under Plan of Operations where you state that you do not expect to satisfy your cash requirements fro the next 12 months.
Please revise your disclosure to eliminate the inconsistency or advise us.

52. We note your disclosure that your officers are unwilling to make any commitment to loan NSM any money at this time. This disclosure seems inconsistent with your disclosure on page 11 under the Use of
Proceeds section where you state that your CEO has agreed to advance funds necessary to pay all offering expenses if you are unable to sell enough shares to cover the offering expenses. Please revise your disclosure or advise us.
53. We note on page 25 that you disclose that you have no current plan to hire any employees in the next 12 months yet on page 28 you disclose that during "Phase 2 - Implement Marketing Strategy" you plan to hire personnel for sales, marketing and customer service. Please revise your disclosure for consistency.
54. We note that legal fees relating to your registration statement have been expensed as incurred. It appears that these expenses that relate to your offering should be deferred and deducted from the proceeds of the offering. Please refer to Staff Accounting Bulletin
5A. Please revise Note 1 to the financial statements to state your accounting policy for expenses relating to your offering.

Critical Accounting Policies, page 26
55. Please specifically discuss each critical accounting policy including the estimates and judgments made and how those estimates and judgments could affect your results of operations. It appears at a minimum that you have critical accounting policies for inventory, revenue recognition, and accounts receivable. In particular, we note from Note 2j to the financial statements that 81% of your accounts receivable at November 30, 2004 is from a single unaffiliated entity.
Discuss your critical accounting judgments related to the significant concentration in your accounts receivable balance. Clarify to us and in the filing why you believe the amount is realizable.

Current capital resources and liquidity, page 27
56. It appears that the amount per the private placement which was largely attributable to the increase in assets from May 31, 2004 to
November 30, 2004 should be 44,500 instead of 25,000. Please revise or advise.

Plan of Operation, page 28

57. Please indicate if you expect to raise additional funds in the next 12 months. If you are unable to determine whether you will or not, please disclose the reasons.



Financial Statements

Statement of Cash Flow, page F-4
58. We note that your company conducts its operations in Canadian currency. It appears that paragraph 25 of SFAS 95 requires that the effect of exchange rate changes on cash balances held in foreign currencies be recorded as a separate part of the reconciliation of the change in cash and cash equivalents. Please revise or advise.

Note 2.  Summary of Significant Accounting Policies

l) Foreign Currency Translation, page F-7
59. Please expand your disclosure to include your policy for the translation of revenues, expenses, gains and losses. In addition, it appears that the functional currency of Northern Star Distributors Ltd. is the Canadian dollar. Therefore, in accordance with paragraph
13 of SFAS 52, it appears that translation adjustments should not be included in the determination of translated net income but instead should be accumulated and reported as a separate component of shareholders` equity. Please revise or advise. Also, please provide the disclosure required by paragraph 30 and 31 of SFAS 52.

n)  Stock - Based Compensation, page F-8
60. Your policy for stock-based compensation does not appear to be in accordance with paragraph 16 of SFAS 123. Equity instruments issued to employees and the cost of the services received as consideration should be measured and recognized based solely on the fair value of the equity instrument issued. Please revise or advise.

Note 7.  Common Shares, page F-9
61. Please provide an analysis of how you determined the fair value of the common stock for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since inception through the date of your response. In addition, for each issuance, please expand your disclosure to include the following:
1. Management`s fair market value per share and significant factors, assumptions and methodologies used in determining the fair value;
2. The identity of the recipient, indicating if the recipient was a related party;
3. The amount of any compensation expense recognized;
4. Whether the valuation was contemporaneous or retrospective;
5. Significant factors contributing to the difference between the fair value as of the date of each issuance and the estimated IPO price.



Note 9.  Commitment, page F-10
62. Please clarify whether the terms of the lease agreement were modified as a result of the forgiveness of unpaid rent. In addition, please clarify whether the lessor is a related party.

Exhibits

63. Currently, we are not aware of any of the exhibits as having been filed, please file with your next amendment all the exhibits to which you refer. We may have further comment.

64. In addition, we note your exhibit list not include a form subscription agreement. Please file this agreement in your next amendment.

Signature Page

65. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature.
If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.
Please revise your signature page accordingly.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Dana Hartz (202) 942-2976 or Mary Mast at
(202)
942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
824-5522, Song Brandon, Attorney-Adviser, at (202) 942-2831 or me at
(202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Rene Daignault
	1100 Melville Street 6th Floor
	Vancouver, British Columbia, V6E 4A6
	Canada










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Zuber Jamal
NSM Holdings, Inc.
Page 1